November 30, 2018

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

       Re: Sharing Economy International Inc.
           Amendment No. 3 to
           Preliminary Proxy Statement on Schedule 14A
           Filed November 16, 2018
           File No. 001-34591

Dear Mr. Wu:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our November 9,
2018 letter.

Preliminary Proxy Statement on Schedule 14A Amended November 16, 2018

Approval of Amendment to Articles of Incorporation, page 11

1. We note your response to prior comment 2. Please tell us whether you currently intend to use the securities you are asking your shareholders to authorize for the pending transactions.
2. We note the table provided in your response to prior comment 5. Please also address the part of that comment that asked for your analysis demonstrating that you have filed disclosure regarding your securities issuances as required by Item 3.02 of Form 8-K.
 Jianhua Wu
Sharing Economy International Inc.
November 30, 2018
Page 2

      Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek, Special Counsel, at
202-551-3641 with any questions.



                                                        Sincerely,
FirstName LastNameJianhua Wu
                                                        Division of Corporation
Finance
Comapany NameSharing Economy International Inc.
                                                        Office of Electronics
and Machinery
November 30, 2018 Page 2
cc:       Lawrence Venick
FirstName LastName